Grupo PARANAPANEMA

RECEIVED
2004 JUL 26 A 11:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

São Paulo – July 12th, 2004

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Comission
450 Fifth Street N.W.
Room 3099
Mail Stop 3-9
U.S.A.

SUPPL

04035754

Ref. **Paranapanema S.A.**
CUSIP N° 40050K 100
SEC F-6 N° 333-12884
Exemption N° 82-5083

Gentleman / Madam:

We are enclosing a copy of the Minutes of the Regular and Special Shareholders of Paranapanema S.A., held on April 30th, 2004.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,

Augusto Carneiro de Oliveira Filho
General Counsel

Encl.
Cc: Ms. Glorinete Laurentino
The Bank of New York

PROCESSED
JUL 26 2004
THOMSON FINANCIAL

dw 7/26

PARANAPANEMA S.A.	PARANAPANEMA S.A.
CNPJ/MF N° 60.398.369/0001-26 - NIRE N° 33.300.163.816	CNPJ/MF N° 60.398.369/0001-26 - NIRE N° 33.300.163.816
COMPANHIA ABERTA	A PUBLIC CORPORATION
ATA DAS ASSEMBLÉIAS GERAIS ORDINÁRIA E EXTRAORDINÁRIA REALIZADAS EM 30 DE ABRIL DE 2004	**MINUTES OF THE REGULAR AND SPECIAL SHAREHOLDER MEETINGS HELD ON APRIL 30, 2004**
DATA, HORÁRIO E LOCAL: 30 de abril de 2004, às 11:00 (onze) horas, na sede social, na Praia do Botafogo nº 228, Bloco A, andar "P" (auditório), no Rio de Janeiro(RJ). **PUBLICAÇÕES**: O Aviso a que se refere o Art. 133 da Lei nº 6.404/76, publicado nos dias 31 de março de 2004 e 01 e 02 de abril de 2004, nos jornais DCI Comércio Indústria & Serviços e Jornal do Commercio e no Diário Oficial do Estado do Rio de Janeiro; Aviso de Convocação publicado nos dias 15, 16 e 17 de abril de 2004, nos jornais DCI Comércio Indústria & Serviços e Jornal do Commercio e nos dias 16, 19 e 20 de abril de 2004, no Diário Oficial do Estado do Rio de Janeiro; o Relatório da Administração e Demonstrações Financeiras referentes ao exercício social encerrado em 31.12.2003, publicados no dia 21 de abril de 2004, nos jornais DCI Comércio Indústria & Serviços e Jornal do Commercio e no dia 22 de abril de 2004, no Diário Oficial do Estado do Rio de Janeiro. **PRESENÇA**: Acionistas representando mais de 2/3 (dois terços) das ações com direito a voto, presentes, também, além de administradores da sociedade, a Trevisan Auditores Independentes, devidamente representada, bem como o Presidente do Conselho de Administração e representante do Conselho Fiscal. **MESA**: Na forma do Estatuto Social, assumiu a Presidência dos trabalhos, o Sr. Hamilton Salerno de	**DATE, HOUR AND PLACE:** April 30, 2004, at 11 a.m., at the main place of business of the corporation, Praia do Botafogo, 228, Bloco A, floor "P" (auditorium), in Rio de Janeiro, State of Rio de Janeiro. **CALLS**: The Notice provided for under Art. 133 of Law no. 6404/76, published on March 31, April 1 and April 2, 2004, in the following daily newspapers: *DCI Comércio Indústria e Serviços* and in *Jornal do Commercio*, as well as in the *Official Gazette of the State of Rio de Janeiro;* the Calls were published on April 15, 16 and 17, 2004, in the daily newspapers: *DCI Comércio Indústria e Serviços* and in *Jornal do Commercio*, and, on April 16, 19 and 20 in the *Official Gazette of the State of Rio de Janeiro;* the Annual Report of the Board and the Financial Statements related to the fiscal year closed on 12.31.2003, were published on April 21, 2004, in *DCI Comércio Indústria e Serviços* and in *Jornal do Commercio*, and on April 22, 2004, in the *Official Gazette of the State of Rio de Janeiro.* **ATTENDANCE:** Shareholders representing over two-thirds (2/3) of the voting stock attended, as well as the management of the corporation; the independent auditors Trevisan Auditores Independentes were duly represented; also present were the Chairman of the Board and the representative of the Audit Committee. **CHAIR**: as provided in the By-Laws, Mr. Hamilton Salerno de Moura, Chairman of the Board of Administration, who invited me, Augusto Carneiro de Oliveira Filho, to act as secretary to the meetings, took the chair.

Moura, Presidente do Conselho de Administração, o qual convidou a mim, Augusto Carneiro de Oliveira Filho, para secretário. **INSTALAÇÃO**: Verificado o quorum legal, o Sr. Presidente declarou instaladas as Assembléias Gerais Ordinária e Extraordinária, que se realizarão cumulativa e sucessivamente, instrumentadas em ata única, determinando a leitura da seguinte ordem do dia: (1) Assembléia Geral Ordinária – (1.1) Tomada de contas dos administradores, exame, discussão e votação das Demonstrações Financeiras, acompanhadas do Relatório da Administração, do Parecer do Conselho Fiscal e do Parecer dos Auditores Independentes, relativos ao Exercício Social encerrado em 31.12.2003 e apreciação dos resultados a ele correspondentes; (1.2) Eleição dos membros do Conselho de Administração, para o biênio 2004 e 2005, sendo que, nos termos da Instrução CVM nº 282, acionistas que pretendessem a eleição na modalidade de voto múltiplo deveriam deter parcela mínima de 5% do capital votante; (1.3) Fixação da remuneração dos administradores para o exercício de 2004. (2) Assembléia Geral Extraordinária – (2.1) Apreciação de proposta de alteração do Artigo 5º do Estatuto Social, em função de aumentos de capital homologados pelo Conselho de Administração, no âmbito do capital autorizado; (2.2) Apreciação de proposta de mudança da sede social e alteração do Artigo 2º do Estatuto Social, para constar a nova sede social. Determinação dos jornais de publicidade legal. **DELIBERAÇÕES**: Deliberou-se pela lavratura da presente ata de forma sumária, na forma do art. 130, § 1º, da Lei nº 6.404/76. 1 - Em Assembléia Geral Ordinária. (1.1) Examinados e discutidos o relatório, as contas da administração e as de-

OPENING: After the regular quorum was found to be in attendance, the Chairman opened the Regular and Special Shareholder Meetings, to be held concurrently and consecutively, and recorded in the same minutes, and ordered that the agenda be read out, as follows: (1) Regular Shareholder Meeting – (1.1) Review of the accounts submitted by the management, review, discussion and voting on the Financial Statements, together with the Annual Report, the Opinion of the Audit Committee and the Opinion of the Independent Auditors, related to the Fiscal Year closed on 12.31.2003, and evaluation of the corresponding results; (1.2) Election of the members of the Board of Administration for a two-year term of office (2004-2005). In conformity with the provisions of Instruction no. 282, issued by the Brazilian Securities Committee (CVM), shareholders intending to pursue election under the multiple vote system must hold a minimum of 5% of the voting capital; (1.3) Deliberation on the compensation payable to the management during Fiscal Year 2004. (2) Special Shareholder Meeting – (2.1) Discussion on the proposed amendment to Article 5 of the By-Laws, as a consequence of the capital increases approved by the Board of Administration, within the limits of the authorized capital; (2.2) Discussion on the proposed change of address of the corporation's head offices and the ensuing need to amend Article 2 of the By-Laws, so as to reflect such change of address. Deliberation on the choice of daily newspapers for the purpose of publishing the notices required by law. **RESOLUTIONS**: Resolved that these minutes are to be drawn up in summary form, as provided under Article 130 (1) of Law 6404/76. 1 – Under the Regular Shareholder Meeting. (1.1) The Annual Report, the accounts submitted by the management and the financial statements for the Fiscal Year

monstrações financeiras relativas ao exercício social encerrado em 31.12.2003, acompanhados do Parecer do Conselho Fiscal e do Parecer dos Auditores Independentes, bem como das propostas e resultados a eles correspondentes, foram tais documentos submetidos à votação, verificando-se a sua integral aprovação, por unanimidade de votos, observadas as abstenções legais. (1.2) Procedida a eleição dos membros do Conselho de Administração da sociedade para mandato que abrangerá o biênio 2004 e 2005, a se encerrar na assembléia que apreciar as contas do exercício de 2005, foram eleitos os seguintes acionistas: Srs. **PEDRO FREDERICO CALDAS**, brasileiro, casado, advogado, portador da cédula de identidade RG nº 550.637-SSP/BA e do CPF/MF nº 003.642.155-34, residente e domiciliado na Av. Higienópolis nº 870 – apto. 113/114, São Paulo(SP); **WANDERLEY REZENDE DE SOUZA**, brasileiro, casado, economiário, portador da cédula de identidade RG nº 05.377.795-9-IFP/RJ e do CPF nº 634.466.267-00, residente e domiciliado na Rua dos Tintureiros nº 664, Rio de Janeiro(RJ); **ROOSEVELT RUI DOS SANTOS**, brasileiro, casado, economiário, portador da cédula de identidade RG nº 033.913.021-IFP/RJ e do CPF/MF nº 058.343.501-78, residente e domiciliado na Rua Assis Brasil nº 143 – apto. 701, Bloco 02, Rio de Janeiro(RJ); **HAMILTON SALERNO DE MOURA**, brasileiro, casado, economiário, portador da cédula de identidade RG nº 1.664.303-IFP/RJ e do CPF/MF nº 044.196.427-34, residente e domiciliado na Rua Almirante Guilhem nº 332 – apto. 1802, Rio de Janeiro(RJ); **WILSON CARLOS DUARTE DELFINO**, brasileiro, casado, engenheiro, portador da cédula de identidade RG nº

closed on 12.31.2003, together with the Opinion of the Audit Committee and the Opinion of the Independent Auditors, as well as the proposals and results arising therefrom, were reviewed and discussed, after which the documents aforesaid were submitted to vote and were approved by the unanimous vote of the shareholders, subject to the abstentions required by law. (1.2) The meeting elected the members of the Board of Administration with a two-year term of office (2004-2005), to be completed on the occasion of the shareholder meeting which shall review the accounts for Fiscal Year 2005. The following shareholders were elected to the Board: **PEDRO FREDERICO CALDAS**, Brazilian citizen, married, attorney-at-law, holder of ID Card RG no. 550.637-SSP/BA, and enrolled with the Taxpayer Register of Natural Persons (CPF/MF) under no. 003.642.155-34, resident and domiciled at Av. Higienópolis no. 870 – flat 113/114, São Paulo, State of São Paulo; **WANDERLEY REZENDE DE SOUZA**, Brazilian citizen, married, economist, holder of ID Card RG no. 05.377.795-9-IFP/RJ, and enrolled with the CPF/MF under no. 634.466.367-00, resident and domiciled at Rua dos Tintureiros, no. 664, Rio de Janeiro, State of Rio de Janeiro; **ROOSEVELT RUI DOS SANTOS**, Brazilian citizen, married, economist, holder of ID Card RG no. 033.913.021-IFP/RJ, and enrolled with the CPF/MF under no. 058.343.501-78, resident and domiciled at Rua Assis Brasil, no. 143, flat 701, Bloco 02, Rio de Janeiro, State of Rio de Janeiro; **HAMILTON SALERNO DE MOURA**, Brazilian citizen, married, economist, holder of ID Card RG no. 1.554.303-IFP/RJ, and enrolled with the CPF/MF under no. 044.196.427-34, resident and domiciled at Rua Almirante Guilhem, no. 323, flat 1802, Rio de Janeiro, State of Rio de Janeiro; **WILSON CARLOS DUARTE DELFINO**, Brazilian citizen,

12.817.354-SSP/SP e do CPF/MF nº 414.597.098-53, residente e domiciliado na AOS 02 – Bloco B – apto. 604, Brasília(DF); **SILVIO TINI DE ARAÚJO**, brasileiro, casado, bacharel em ciências jurídicas e econômicas, portador da cédula de identidade RG nº 3.482.808-SSP/SP e do CPF/MF nº 064.065.488-68, residente e domiciliado na Rua Itaverá nº 60, São Paulo(SP); **BENNI FAERMAN**, brasileiro, casado, economista, portador da cédula de identidade CORECON nº 3402 e do CPF/MF nº 012.214.507-00, residente e domiciliado na Av. Epitácio Pessoa nº 4446 – apto. 902 – Bloco I, Rio de Janeiro(RJ); como membros titulares do Conselho de Administração, e, como suplentes, os Srs. **Marcelino Canelada Campos**, brasileiro, casado, economiário, portador da cédula de identidade RG nº 6.417.323-SSP/SP e do CPF/MF nº 708.209.028-53, residente e domiciliado na Rua Estevão Bayão nº 211, apto. 1.101, Curitiba(PR); **Marta Xavier Gonçalves**, brasileira, solteira, economiária, portadora da cédula de identidade RG nº 0.702.057-86-IFP/RJ e do CPF/MF nº 946.406.027-15, residente e domiciliada na Rua Araçá nº 833, Rio de Janeiro(RJ); **Luciano Montenegro Júnior**, brasileiro, casado, economiário, portador da cédula de identidade RG nº 6.388.296-3-IFP/RJ e do CPF/MF nº 000.868.387-50, residente e domiciliado na Rua Silva Rabelo nº 154, apto. 704, Bloco 2, Rio de Janeiro(RJ); **Flávio Rodrigues Câmara**, brasileiro, casado, economiário, portador da cédula de identidade RG nº 52.531.779-IFP/RJ e do CPF/MF nº 634.128.297-49, residente e domiciliado na Rua Tiradentes nº 199/1504, Niterói(RJ); **Geraldo Humberto de Araújo**, brasileiro, casado, contador, portador da cédula de identidade RG nº 2.793.293-IFP/RJ e

married, engineer, holder of ID Card RG no. 12.817.354-SSP/SP, and enrolled with the CPF/MF under no. 414.597.098-53, resident and domiciled at AOS 02 – Bloco B – flat 604, Brasília, Federal District; **SILVIO TINI DE ARAÚJO**, Brazilian citizen, married, bachelor in law and economic sciences, holder of ID Card RG no. 3.482.808-SSP/SP, and enrolled with the CPF/MF under no. 064.065.488-68, resident and domiciled at Rua Itaverá, no. 60, São Paulo, State of São Paulo; BENNI FAERMAN, Brazilian citizen, married, economist, holder of ID Card CORECON no. 3402, and enrolled with the CPF/MF under no. 012.214.507-00, resident and domiciled at Av. Epitácio Pessoa, no. 4446, flat 902, Bloco I, Rio de Janeiro, State of Rio de Janeiro, as full members of the Board of Administration, and, as deputy members, **Marcelino Canelada Campos**, Brazilian citizen, married, economist, holder of ID Card RG no. 6.417.323-SSP/SP, and enrolled with the CPF/MF under no. 708.209.028-53, resident and domiciled at Rua Estevão Bayão, no. 211, flat 1101, Curitiba, State of Paraná; **Marta Xavier Gonçalves**, Brazilian citizen, single, economist, holder of ID Card RG no. 0.702.057-86-IFP/RJ, and enrolled with the CPF/MF under no. 946.406.027-15, resident and domiciled at Rua Araçá, no. 833, Rio de Janeiro, State of Rio de Janeiro; **Luciano Montenegro Júnior**, Brazilian citizen, married, economist, holder of ID Card RG no. 6.388.296-3-IFP/RJ, and enrolled with the CPF/MF under no. 008.868.387-50, resident and domiciled at Rua Silva Rabelo, no. 154, flat 704, Bloco 2, Rio de Janeiro, State of Rio de Janeiro; **Flávio Rodrigues Câmara**, Brazilian citizen, married, economist, holder of ID Card RG no. 52.531.779-IFP/RJ, and enrolled with the CPF/MF under no. 634.128.297-49, resident and domiciled at Rua Tiradentes, no. 199/1504, Niterói, State of Rio de Ja-

do CPF/MF nº 256.529.237-68, residente e domiciliado na SQSW nº 304 – Bloco E – apto. 502, Brasília(DF); **Antonio Rigotto**, brasileiro, casado, engenheiro mecânico, portador da cédula de identidade RG nº 13.880.218-SSP/MG e do CPF/MF nº 055.501.736-20, residente e domiciliado na Alameda Caraguatatuba nº 796, R.3, Alphaville, Santana de Parnaíba(SP) e **Floriano Zinaro Ribeiro da Silva**, brasileiro, casado, administrador, portador da cédula de identidade RG nº 0.677.047-IFP/RJ e do CPF/MF nº 222.654.067-91, residente e domiciliado na Rua Francisco Sá nº 13 – apto. 101, Rio de Janeiro(RJ), os quais, tomarão posse mediante competente termo e a teor do que dispõe a Lei nº 8.934/94, não estão incursos em nenhum dos crimes que os impeça de exercer atividade mercantil. (1.3) Fixada, à unanimidade de votos, o montante da verba global para a remuneração dos administradores, no exercício de 2004, em até R$ 660.000,00 (seiscentos e sessenta mil reais), a qual será dividida entre os membros do Conselho de Administração e da Diretoria, na forma do que vier a ser deliberado pelo Conselho de Administração, observadas as disposições estatutárias. (1.4) Em seqüência, foi deliberada, a pedido do acionistas PETROS–Fundação Petrobrás de Seguridade Social, a instalação do Conselho Fiscal para o corrente exercício, com mandato até a próxima Assembléia Geral Ordinária, tendo sido eleitos os senhores: **ROBERTO CAVALLIERI**, brasileiro, casado, economiário, portador da cédula de identidade nº 15.912-OAB/PR e do CPF/MF nº 282.533.029-91, residente e domiciliado na Av. Júlio de Castilhos nº 2.002 – apto. 152, Caxias do Sul(RS),como titular, e como seu suplente **Cláudio Guimarães Junior**,

neiro; **Geraldo Humberto de Araújo**, Brazilian citizen, married, accountant, holder of ID Card RG no. 2.793.293-IFP/RJ, and enrolled with the CPF/MF under no. 256.529.237-68, resident and domiciled at SQSW no. 304 – Bloco E – flat 502, Brasília, Federal District; **Antonio Rigotto**, Brazilian citizen, married, mechanical engineer, holder of ID Card RG no. 13.880.218-SSP/MG, and enrolled with the CPF/MF under no. 055.501.736-00, resident and domiciled at Alameda Caraguatatuba, no. 796, R.3, Alphaville, Santana do Parnaíba, State of São Paulo; and **Floriano Zinaro Ribeiro da Silva**, Brazilian citizen, married, business administrator, holder of ID Card RG no. 0.677.047-IFP/RJ, and enrolled with the CPF/MF under no. 222.654.067-91, resident and domiciled at Rua Francisco Sá, no. 13 – flat 101, Rio de Janeiro, State of Rio de Janeiro, all of which shall take office upon the signing of an affidavit, as provided under Law 8934/94, to the effect that they are not liable under any crime which could hinder them from conducting merchant activities. (1.3) By the unanimous vote of the shareholders present, the total amount available for the compensation of the management in Fiscal Year 2004 was set to a maximum of six hundred thousand reais (R$ 600,000.00), to be allotted among the members of the Board of Administration and of the Executive Board as the Board of Administration shall resolve, subject to the provisions of the By-Laws. (1.4) Subsequently, the shareholder meeting resolved, upon request submitted by the shareholder PETROS-Fundação Petrobrás de Seguridade Social, to set up an Audit Committee for the current Fiscal Year, to hold office until the next Regular Shareholder Meeting, to which Committee the following members were elected: **ROBERTO CAVALIERI,** Brazilian citizen, married, economist, holder of ID Card RG no. 15.912-OAB/PR, and en-

brasileiro, casado, economiário, portador da cédula de identidade nº 317456, expedida pelo Ministério da Marinha/RJ, e do CPF/MF nº 663.948.647-49, residente e domiciliado na Av. Aquarela do Brasil nº 333,bloco 02,apto. 901, Rio de Janeiro(RJ); **<u>DÉCIO MAGNO ANDRADE STOCHIERO</u>**, brasileiro, casado, administrador, portador da cédula de identidade RG nº 733.275-SSP/DF e do CPF/MF nº 279.497.881-00, residente e domiciliado no SQS nº 311,Bloco 'H', apto. 404, Brasília (DF) como titular, e como sua suplente **<u>Gilda Maria dos Santos</u>**, brasileira, casada, economista, portadora da cédula de identidade nº 627.400-SSP/DF e do CPF/MF nº 224.424.721-04, residente e domiciliada no SQN nº 208, Bloco 'E', apto. 503, Brasília(DF); **<u>EDSON ARRUDA DE FARIA</u>**, brasileiro, divorciado, contador, portador da cédula de identidade RG nº 03.926.945-1-IFP e do CPF/MF nº 412.273.877-68, residente e domiciliado na Rua Marquesa de Santos nº 53–apto. 104, Rio de Janeiro(RJ),e como seu suplente, **<u>Aurélio Vilar Penelas</u>**, brasileiro, casado, aeroviário, portador da cédula de identidade RG nº 21.742.602-IFP e do CPF/MF nº 297.862.667-49, residente e domiciliado na Rua dos Carijós nº 35–apto.702, Rio de Janeiro(RJ), e, **<u>HUMBERTO PIRES GRAULT VIANNA DE LIMA</u>**, brasileiro, divorciado, economista, portador da cédula de identidade nº 12.846/CORECON/RJ e do CPF/MF nº 512.243.807-20, residente e domiciliado na Rua Conde Afonso Celso nº 120, aptº. 102, Rio de Janeiro(RJ), e como sua suplente, **<u>Klitia Valeska Bicalho</u>**, brasileira, casada, engenheira civil, portadora da cédula de identidade nº 5060-D/CREA e do CPF/MF nº 986.583.017-53, residente	rolled with the CPF/MF under no. 282.533.029-91, resident and domiciled at Av. Júlio de Castilhos, 2002 – flat 152, Caxias do Sul, State of Rio Grande do Sul, as full member, and, as his deputy, **<u>Cláudio Guimarães Junior</u>**, Brazilian, married, economist, holder of ID Card RG no. 317456, issued by the Ministry of the Navy/RJ, and and enrolled with the CPF/MF under no. 663.948.647-49, resident and domiciled at Av. Aquarela do Brasil, no. 333, Bloco 02, flat 901, Rio de Janeiro, State of Rio de Janeiro; **<u>DÉCIO MAGNO ANDRADE STOCHIERO</u>**, Brazilian citizen, married, business administrator, holder of ID Card RG no. 733.275-SSP/DF, and enrolled with the CPF/MF under no. 279.497.881-00, resident and domiciled at SQS no. 311, Bloco 'H', flato 404, Brasília, Federal District, ans full member, and, as his deputy, **<u>Gilda Maria dos Santos</u>**, Brazilian citizen, married, economist, holder of holder of ID Card RG no. 627.400-SSP/SP, and enrolled with the CPF/MF under no. 224.424.721-04, resident and domiciled at SQN no. 208, Bloco 'E', flat 503, Brasília, Federal District; **<u>EDSON ARRUDA DE FARIA</u>**, Brazilian, divorced, accountant, holder of ID Card RG no. 03.926.945-1-IFP, and enrolled with the CPF/MF under no. 412.273.877-68, resident and domiciled at Rua Marquesa de Santos, no. 53, flat 104, Rio de Janeiro, State of Rio de Janeiro, and, as his deputy, **<u>Aurélio Vilar Penelas</u>**, Brazilian, married, air pilot, holder of ID Card RG no. 21.742.602-IFP, and enrolled with the CPF/MF under no. 297.862.667-49, resident and domiciled at Rua dos Carijós, no. 35, flat 702, Rio de Janeiro, State of Rio de Janeiro; and **<u>HUMBERTO PIRES GRAULT VIANNA DE LIMA</u>**. Brazilian citizen, divorced, economist, holder of ID Card no. 12846/CORECON/RJ, and enrolled with the CPF/MF under no. 512.243.807-20, resident and domiciled at Rua Conde

e domiciliada na Rua Barão da Torre nº 635, aptº. 603, Rio de Janeiro(RJ). Por solicitação de acionistas preferencialistas presentes, foi eleito, em votação em separado, nos termos do art. 161, § 4º, "a", da Lei nº 6.404/76, os Srs. **JOSÉ FERRAZ FERREIRA FILHO**, brasileiro, casado, administrador, portador da cédula de identidade RG nº 3.496.394-7-SSP/SP e do CPF/MF nº 250.616.158/91, residente e domiciliado na Rua Comandante Garcia D´Avila nº 345,São Paulo(SP), como titular, e como seu suplente **Luiz Fonseca de Souza Meirelles Filho**, brasileiro, casado, economista, portador da cédula de identidade RG nº 4.439.266-SSP/SP e do CPF/MF nº 500.165.638/91, residente e domiciliado na Rua Padre João Manoel nº 1.178, apto. 1-A, São Paulo(SP). Foi deliberado que os conselheiros fiscais perceberão a remuneração mínima legal. 2 - Em Assembléia Geral Extraordinária. (2.1) Foi aprovada a alteração do *caput* do Art. 5º do Estatuto Social, em função dos aumentos de capital homologados pelo Conselho de Administração, no âmbito do capital autorizado, no montante total de R$ 14.667.468,38 (catorze milhões, seiscentos e sessenta e sete mil, quatrocentos e sessenta e oito reais e trinta e oito centavos), com emissão de 638.875.024 (seiscentos e trinta e oito milhões, oitocentos e setenta e cinco mil e vinte e quatro) ações preferenciais e 2.873.176.840 (dois bilhões, oitocentos e setenta e três milhões, cento e setenta e seis mil, oitocentas e quarenta) ações ordinárias, por força, respectivamente, da conversão de 328 (trezentas e vinte e oito) debêntures da 3ª Emissão da 2ª série e 835 (oitocentas e trinta e cinco) debêntures da 3ª Emissão da 3ª série e de 6.740 (seis mil, setecentas e quaren-

Afonso Celso, no. 120, flat 102, Rio de Janeiro, State of Rio de Janeiro, and, has his deputy, **Klitia Valeska Bicalho**, Brazilian citizen, married, civil engineer, holder of ID Card no. 5060-D/CREA, and enrolled with the CPF/MF under no. 986.583.017-53, resident and domiciled at Rua Barão da Torre, 635, flat 603, Rio de Janeiro, State of Rio de Janeiro. At the request of the holders of preferred shares attending the meeting, in conformity with the provisions of Article 151 (4) (a) of Law 6404/76 were elected, under a separate vote, **JOSÉ FERRAZ FERREIRA FILHO,** Brazilian citizen, married, business administrator, holder of ID Card RG no. 3.496.394-7-SSP/SP, and enrolled with the CPF/MF under no. 250.616.158/91, resident and domiciled at Rua Comandante Garcia D'Ávila, no. 345, São Paulo, State of São Paulo, as full member, and, as his deputy, **Luiz Fonseca de Souza Meirelles Filho**, Brazilian citizen, married, economist, holder of ID Card RG no. 4.439.266-SSP/SP, and enrolled with the CPF/MF under no. 500.165.638/91, resident and domiciled at Rua Padre João Manuel, no. 1178, flat 1-A, São Paulo, State of São Paulo. The shareholder meeting resolved that the members of the Audit Committee are to receive the minimum compensation provided in law. 2 - Under the Special Shareholder Meeting. (2.1) The shareholder meeting approved the amendment to Art. 5 of the By-Laws, as a consequence of the capital increases approved by the Board of Administration, within the limits of the authorized capital, to a total of fourteen million, six hundred and sixty-seven thousand, four hundred and sixty-eight reais and thirty eight centavos (R$ 14,667,468.38), with the issue of six hundred and thirty-eight million, eight hundred and seventy-five thousand and twenty-four (638,875,024) preferred shares and two billion, eight hundred and seventy-three million, one hundred and seventy-six thousand,

ta) debêntures da 5ª Emissão, o qual passa a ter a seguinte redação: "Art. 5º - O capital social é de R$ 963.692.175,69 (novecentos e sessenta e três milhões, seiscentos e noventa e dois mil, cento e setenta e cinco reais e sessenta e nove centavos), dividido em 143.812.324.454 (cento e quarenta e três bilhões, oitocentos e doze milhões, trezentos e vinte e quatro mil e quatrocentas e cinqüenta e quatro) ações escriturais, sem valor nominal, sendo 83.174.142.419 (oitenta e três bilhões, cento e setenta e quatro milhões, cento e quarenta e dois mil, quatrocentas e dezenove) ações ordinárias e 60.638.182.035 (sessenta bilhões, seiscentos e trinta e oito milhões, cento e oitenta e dois mil e trinta e cinco) ações preferenciais. **PARÁGRAFOS 1º a 4º** - Inalterados." (2.2) Foi aprovada, também, a mudança da sede social para Santo André(SP), ficando a redação do Artigo 2º com o seguinte teor: "Artigo 2º - A Sociedade tem sede social e foro na cidade de Santo André, Estado de São Paulo, podendo, por deliberação do Conselho de Administração, estabelecer o endereço de sua sede social. **Parágrafo Único** – Inalterado." (2.3) Em virtude da mudança da sede social retro referida, as publicações ordenadas pela Lei nº 6.404/76, passam a ser efetuadas, a partir daquela que se seguir à da presente ata, no Diário Oficial do Estado de São Paulo e nos jornais "DCI Comércio Indústria & Serviços" e no "Diário do Grande ABC". **ENCERRAMENTO E LAVRATURA**: Nada mais havendo a tratar, o Sr. Presidente ofereceu a palavra a quem dela quisesse fazer uso e como ninguém a solicitasse, suspendeu os trabalhos para a lavratura e transcrição desta Ata no livro próprio, a qual, por deliberação unâ-	eight hundred and forty (2,873,176,840) common shares, respectively arising from the conversion of three hundred and twenty-eight (328) debentures of the 3rd issue of the 2nd series, and of eight hundred and thirty-five (835) debentures of the 3rd issue of the 3rd series, and of six thousand, seven hundred and forty (6,740) debentures of the 5th issue, the said Article to hereafter read as follows: "Art. 5 – The capital stock amounts to nine hundred and sixty-three million, six hundred and ninety-two thousand, one hundred and seventy-five reais and sixty-nine centavos (R$ 963,692,175.69), divided into one hundred and forty three billion, eight hundred and twelve million, three hundred and forty-two thousand, four hundred and fifty-four (143,812,324,454) uncertified shares, at no par value, of which eighty-three billion, one hundred and seventy-four million, one hundred and forty-two thousand, four hundred and nineteen (83,174,142,419) common shares and sixty billion, six hundred and thirty-eight million, one hundred and eighty-two thousand and thirty-five (60,638,182,035) preferred shares. **PARAGRAPHS 1 through 4** – Not amended." (2.2) The shareholder meeting approved the motion for moving the head offices of the corporation to the City of Santo André, State of São Paulo, whereupon Article 2 of the By-Laws shall hereafter read as follows: "Article 2 – The head offices and venue of the Corporation shall be located in the City of São Paulo, State of São Paulo. The Board of Administration is empowered to determine the actual address of its head offices. **Sole Paragraph** – Not amended." (2.3) By virtue of the moving of the head offices of the corporation, as set forth in the preceding, as from the publications following these minutes the mandatory publications under Law 6404/76 shall be made in the Official Gazette of the State of

nime da Assembléia e com fundamento no § 2º do Art. 130 da Lei 6.404/76, será publicada com omissão das assinaturas dos acionistas. Reaberta a sessão, foi esta Ata lida, achada conforme e aprovada, encerrando-se com a assinatura dos componentes da mesa, dos acionistas presentes e do representante dos Auditores Independentes. Rio de Janeiro, 30 de abril de 2004.	São Paulo and in the daily newspapers "DCI Comércio Indústria & Serviços" and in "Diário do Grande ABC". **CLOSING AND DRAWING UP OF MINUTES**: There being nothing further on the agenda, the Chairman offered the floor to whomever might want to take it. None of the members present desired to speak, whereupon the Chairman adjourned the meeting for the purpose of drawing up and transcribing these Minutes in the Book of Minutes of the Shareholder Meetings, which, by the unanimous deliberation of the Meeting, and in conformity with the provisions of Art. 130 (2) of Law 6404/76, are to be published without containing the signatures of the shareholders. The session was thereafter resumed, these Minutes were read out aloud, found to be correct and approved, and were closed with the signatures of the chair, of the shareholders in attendance and of the representative of the Independent Auditors. Rio de Janeiro, April 30, 2004.

Hamilton Salerno de Moura ____________________
Chairman

Augusto Carneiro de Oliveira Filho ____________________
Secretary

PREVI – Caixa de Previdência dos ____________________
Funcionários do Banco do Brasil

Fundação Sistel de Seguridade Social ____________________

José Ferraz Ferreira Filho ____________________
Representative of the Audit Committee

SILVIO TINI DE ARAÚJO ____________________

Fundação Petrobrás de Seguridade Social ____________________________

Instituto AERUS de Seguridade Social ____________________________

THIS PAGE IS PART OF THE MINUTES OF THE REGULAR AND SPECIAL SHAREHOLDER MEETINGS OF PARANAPANEMA S.A., HELD ON APRIL 30, 2004

Romanche Investment Corporation LLC ____________________________

Delta National Bank and Trust Company ____________________________

Hyposwiss Banco Privado S.A. ____________________________

BONSUCEX Participações Ltda. ____________________________

Trevisan
Auditores Independentes ____________________________
Luiz Paulo Wulf
CRC 1RJ068769/0-2

PARANAPANEMA S.A.	PARANAPANEMA S.A.
CNPJ/MF N° 60.398.369/0001-26 - NIRE N° 33.300.163.816	**CNPJ/MF N° 60.398.369/0001-26 - NIRE N° 33.300.163.816**
COMPANHIA ABERTA	**PUBLIC CORPORATION**
ATA DA REUNIÃO DO CONSELHO DE ADMINISTRAÇÃO, REALIZADA EM 30 DE ABRIL DE 2004.	**MINUTES OF THE MEETING OF THE BOARD OF ADMINISTRATION, HELD ON APRIL 30, 2004**
Data, Hora e Local: 30 de abril de 2004, às 13:00 (treze) horas, ainda na sede social, na Praia do Botafogo nº 228, Bloco A, andar "P" (auditório), no Rio de Janeiro - RJ. **Presença:** Os Membros do Conselho de Administração da companhia, Srs. Hamilton Salerno de Moura (Presidente), Wanderley Rezende de Souza (Secretário), Vitor Paulo Camargo Gonçalves, Marta Xavier Gonçalves, Benni Faerman e Silvio Tini de Araújo. Presidiu os trabalhos o Conselheiro Hamilton Salerno de Moura, que convidou o Sr. Wanderley Rezende de Souza, para secretariar os trabalhos. **Ordem do Dia:** (i) eleição da Diretoria da empresa; (ii) critério de rateio para remuneração dos Administradores (iii) deliberação sobre o estabelecimento do endereço da sede social, face à deliberação adotada em Assembléia Geral Extraordinária realizada nesta mesma data e ao que dispõe o Art. 2º do Estatuto Social e, consequentemente, transferência do domicílio fiscal.(iv) fechamento da filial de Santo André, SP. **Deliberações:** (i) Foram reconduzidos os membros da Diretoria, com mandato coincidente com o deste Conselho, ou seja, até a Assembléia Geral Ordinária que examinar as contas do exercício social de 2005, sendo eleito para o cargo de **Diretor Presidente e de Relações com Investidores,** o **Sr. Geraldo Ribeiro do Valle Haenel**, brasileiro, casado, engenheiro, portador da cédula de identidade n° 3.170.597/SSP-SP, inscrito no CPF sob n° 025.672.888-72, residente	**Date, Hour and Place**: April 30, 2004, at 1 p.m., at the main place of business of the corporation, Praia do Botafogo, 228, Bloco A, floor "P" (auditorium), in Rio de Janeiro, State of Rio de Janeiro. **Attendance**: The members of the corporation's Board of Administration, Messrs. Hamilton Salerno de Moura (Chairman of the Board), Wanderley Rezende de Souza (Secretary), Vitor Paulo Camargo Gonçalves, Marta Xavier Gonçalves, Benni Faerman and Silvio Tini de Araújo. Director Hamilton Salerno de Moura chaired the meeting, and requested Mr. Wanderley Rezende de Souza to act as secretary of the Meeting. **Agenda**: (i) election of the Officers of the corporation; (ii) criterion for allotment of the compensation of the Management; (iii) deliberation on the address of the head offices, in view of the resolution of the Special Shareholder Meeting, of the date hereof, and of the provisions of Art. 2 of the By-Laws, and, consequently, the transfer of the fiscal domicile; (iv) closing of the branch office in Santo André, State of São Paulo. **Resolved**: (i) The members of the Executive Board were re-elected, to hold their posts with a term of office identical to that of this Board, i.e., up to the Regular Shareholder Meeting which is to review the accounts of Fiscal Year 2005. As **President and Director for Investor Relations** was elected Mr. **Geraldo Ribeiro do Valle Haenel**, Brazilian citizen, married, engineer, holder of ID Card RG no. 3.170.597/SSP-SP, and enrolled with the CPF/MF under no. 025.672.888-72, resident and

e domiciliado em São Paulo(SP), à Rua Madre Mazarello nº 717 e, para o cargo de **Diretor Financeiro e de Gestão**, o **Sr. Jorge Luiz Cidade Lopez**, brasileiro, casado, administrador, portador da cédula de identidade nº 6.005.882.573/SSP-RS, inscrito no CPF sob nº 160.709.250-68, residente e domiciliado em Porto Alegre(RS), à Av. Cavalhada nº 5.205, casa 13, os quais, a teor do que dispõe a Lei nº 8.934/94, não estão incursos em nenhum dos crimes que os impeça de exercer a atividade mercantil; (ii) Foi definido o critério de rateio da remuneração dos Administradores em Nota do Conselho arquivada na sede da Companhia, sendo que o Conselho Fiscal, como deliberado pelos senhores acionistas na Assembléia Geral Ordinária realizada em 30.04.2004, receberá a remuneração mínima prevista na Lei nº 6.404/76; (iii) Foi deliberado, ainda, o novo endereço da sede social na Rua Felipe Camarão nº 500, em Santo André, Estado de São Paulo, que operará com o CNPJ nº 60.398.269/0001-26, e, na forma facultada pelo art. 212, inciso I, alínea b, do Regulamento do Imposto de Renda, que o domicílio fiscal da Companhia fica transferido do endereço da Estrada dos Romeiros s/nº, Km 49, sala 01, Bairro Guarapiranga, Pirapora do Bom Jesus, SP, para o mesmo endereço da sede social; (iv) Em razão da fixação do endereço da sede social deliberado nesta reunião, fica extinta a filial aberta pela Reunião do Conselho de Administração de 08.01.04. Por último, a Diretoria ficou incumbida de adotar todas as providências necessárias perante as repartições e órgãos públicos pertinentes, no sentido de regularizar a mudança da sede social da Praia do Botafogo nº 228, 15º. Andar, Bloco A, no Rio de Janeiro, RJ, para a Rua Felipe Camarão nº 500, em Santo André(SP). **Encerramento**: Nada mais havendo a tratar, foi encerrada a reunião, com a lavratura da presente ata, a qual, após lida

domiciled in São Paulo, State of São Paulo, at Rua Madre Mazarello, 717, and, as **Financial and Managerial Officer**, was elected Mr. **Jorge Luiz Cidade Lopez**, Brazilian citizen, married, business administrator, holder of ID Card no. 6.005.882.573/SPP-RS, and enrolled with the CPF/MF under no. 160.709.250-68, resident and domiciled in the City of Porto Alegre, State of Rio Grande do Sul, at Av. Cavalhada, 5205, house 13, both of which, for the purposes of Law 8934/94, are not liable under any crime which could hinder them from conducting merchant activities; (ii) the criterion for allotting compensation of the Management was defined in a Note of the Board, filed at the head offices of the Corporation, and the members of the Audit Committee, as deliberated by the shareholders under the Regular Shareholder Meeting held on 04.30.2004, are to receive the minimum compensation provided for under Law 6404/76; (iii) further resolved that the new address of the head offices of the corporation are to be located at Rua Felipe Camarão, no. 500, in the City of Santo André, State of São Paulo, which shall operate under Corporate Taxpayer Register no. 60.398.269/0001-26, as permitted under the provisions of Art. 212 (I) (b) of the Income Tax Regulations, and that the fiscal domicile of the Corporation shall be transferred from Estrada dos Romeiros, s/nº, Pirapora do Bom Jesus, State of São Paulo, to the same address as that of the new head offices; (iv) By virtue of the resolution concerning the address of the head offices resolved in the course of this meeting, the Board hereby extinguishes the branch office opened by the Board Meeting held on 01.08.04. Finally, the Executive Board was instructed to take all the required action before the relevant public offices and agencies for the purpose of formalizing the change in the address of the head offices, from Praia do Botafogo, no 228, 15th floor, to Rua Felipe Camarão, no. 500, in Santo André, State of São Paulo. **Closing**: There being

e achada conforme, foi assinada pelos presentes. Rio de Janeiro, 30 de abril de 2004. (a.) Hamilton Salerno de Moura – Presidente; (a.) Wanderley Rezende de Souza – Secretário; (a.) Vitor Paulo Camargo Gonçalves; (a.) Marta Xavier Gonçalves; (a.) Benni Faerman; (a.) Silvio Tini de Araújo.	nothing further on the agenda, the meeting was adjourned with the drawing up of these minutes, which were read out and found correct, after which they were duly signed by all members present. Rio de Janeiro, April 30, 2004. (s.) Hamilton Salerno de Moura – Chairman; (s.) Wanderley Rezende de Souza – Secretary; (s.) Vitor Paulo Camargo Gonçalves; (s.) Marta Xavier Gonçalves; (s.) Benni Faerman;)s.) Silvio Tini de Araújo.
Confere com o original lavrado no livro próprio.	Certified transcript of the original minutes drawn up in the Book of Minutes of the Board of Administration.,
WANDERLEY REZENDE DE SOUZA	WANDERLEY REZENDE DE SOUZA
Secretário	Secretary